INTERACTIVE STRENGTH INC.

1005 Congress Avenue, Suite 925

Austin, TX 78701

September 18, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristin Baldwin

Re:	Interactive Strength Inc.
Registration Statement on Form S-3 Filed June 27, 2025
File No. 333-288405

Dear Ms. Baldwin:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Interactive Strength Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Monday, September 22, 2025, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Interactive Strength Inc.

/s/ Trent A. Ward
Trent A. Ward
Chief Executive Officer